Press Release

GreenPower Signs Contract for More Than $5 Million with
State of New Mexico for All-Electric School Bus Pilot Program

Santa Fe, New Mexico, August 4, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced it has signed a contract with the state of New Mexico to implement an all-electric school bus pilot project. The contract is the result of an award made by the state under an RFP published in May.

The two-year pilot project will deploy three GreenPower Type A all-electric, purpose-built, zero-emission Nano BEAST Access school buses in the first school year (2025-26), and three GreenPower Type D all-electric, purpose-built, zero-emission BEAST and Mega BEAST school buses in the second school year (2026-27). The school buses will rotate around the state in five pilot rounds each school year with each round lasting six weeks. GreenPower will install charging systems, provide training for the drivers, mechanics and the community's first responder and help ensure a seamless testing period.

The contract between GreenPower and the state of New Mexico provides more than $5 million for the purchase of vehicles, cost of charging infrastructure and overall management of the pilot. GreenPower will support the implementation of the project from a location to be established in New Mexico. Based on voluntary requests to participate, school districts are currently being selected by the state to participate in the pilot. The manufacturing of the three Nano BEAST Access school buses is substantially complete and they will be ready for deployment for Round 1 the week of September 15.

"The New Mexico pilot project provides an opportunity to expand the reach of GreenPower's zero-emission school bus product and gives parents, kids and school districts in the state the opportunity to evaluate the transition to all-electric, purpose-built school buses," said GreenPower President Brendan Riley. "The project is leveraging the successful pilot that GreenPower conducted in West Virginia, but also has a concentration on evaluating charging options and infrastructure."

The pilot will include both Level 3 DC fast chargers and Level 2 slow chargers for the Nano BEAST Access school buses, and will evaluate Level 3 DC fast charging in the second year with the BEAST school buses. A part of the second year will be a vehicle-to-grid (V2G) evaluation using the GreenPower Mega BEAST. The Mega BEAST is a 40-foot Type D all-electric, purpose-built, zero-emission school bus that delivers a class-leading range of up to 300 miles on a single charge because of its massive 387 kWh battery pack. The range of the Mega BEAST is greater than any electric school bus in its class. It has more uphill climbing power and the most compelling and cost effective V2G capability for a more stable electric grid and community sustainability in areas where it is deployed.

"We are particularly interested in evaluating charging as a part of the pilot project," said Mark Roper, Director of the Economic Development Division within the New Mexico Economic Development Department. "Range, charging rates and grid resiliency are critical components of switching to all-electric, zero-emission vehicles."

GreenPower is partnering with Highland Electric Fleets to install and implement the charging infrastructure necessary for the pilot. In a letter to the state, Highland's Chief Commercial Officer Brian Buccella shared the company's commitment to supporting GreenPower in assessing charging infrastructure and creating a reliable EV pilot project in New Mexico. "Our experience delivering and operating electric school buses at scale positions us well to assist in the successful execution of this pilot program. This initiative presents an opportunity to reduce transportation-related emissions in New Mexico communities, protect student health and modernize school transportation," Buccella said.

For further information contact:

Brendan Riley, President

(510) 910-3377

Fraser Atkinson, CEO

(604) 220-8048

Mark Nestlen, Business Development & Strategy

(405) 850-9571

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

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